

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2013

Vincent L. Sandusky
President, Chief Executive Officer and Director
LIN TV Corp.
LIN Television Corporation
One West Exchange Street, Suite 5A
Providence, Rhode Island 02903

> **Re:** **LIN TV Corp.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 15, 2013**
> **File No. 001-31311**
>
> **LIN Television Corporation**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 15, 2013**
> **File No. 000-25206**

Dear Mr. Sandusky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

LIN TV Corp. Financial Statements for the Year Ended December 31, 2012

Note 16, Income Taxes, page F -45

1. Please tell us why the SHV joint venture sale transaction resulted in the recognition of a tax expense of $28.4 million.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director

Cc: <u>Via E-mail</u>
       Glenn D. West
       Aaron J. Rigby
       P.J. Himelfarb